UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 19, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS EXTRAORDINARY MEETING

HELD ON SEPTEMBER 13, 2012

Date, Time and Place: Held on September 13th, 2012, at 07:00 p.m., by teleconference, at the Company’s headquarters located at Alameda Santos, No. 1357, 6th floor, in the city of São Paulo, State of São Paulo.

Call: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: All members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Board: Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Authorize, under the terms of art. 17, part XVII of the Company’s Bylaws the execution of forfaiting transactions and ; (ii) Authorize the Board of Executive Officers to execute any and all necessary acts to fulfill the terms established herein.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the attending Directors:

(i)            Authorize, according to the recommendation of the Company’s Finance Committee, the execution, as guarantor of the transactions, of forfaiting agreements,

involving amounts greater than 120,000,000.00 (one hundred twenty million reais), not exceeding the maximum amount of 150,000,000.00 (one hundred fifty million reais) per agreement, to be in force between subsidiaries and affiliated of the Company, as below, and financial institutions approved by the Board of Executive Officers:

Companies

Fibria Trading International Commercial and Services Limited Liability Company (“FTI”) and Fibria Celulose (USA), Inc. (“Fibria INC”)

FTI

FTI

FTI

Veracel Celulose S.A. (“Veracel”) and FTI

Veracel e FTI

(ii)           Authorizes the Board of Executive Officers, through its members or by attorney-in-facts duly designated, in accordance with the Company’s Bylaws, to sign all documents and to execute all and any necessary acts to accomplish the resolution above, also, ratifies the document’s signatures and the acts already executed.

Closure: There being nothing more to address, the meeting was closed to draft these minutes, which were read, found accurate, approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, September 13th, 2012.

We hereby certify that this is a true copy of the minutes of the Extraordinary Meeting of the Board of Directors held on September 13th, 2012 recorded at the proper book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO